SECOND AMENDMENT
TO
AGREEMENT OF PURCHASE AND SALE
FOR
MIRAMONTE RESORT &SPA
INDIAN WELLS, CALIFORNIA

        THIS AMENDMENT is made as of November 24, 2004, by and between RESORT CALIFORNIA, LLC, a Delaware limited liability company (“Seller”), and LOWE HOSPITALITY INVESTMENT PARTNERS, LLC., a Delaware limited liability company (“Buyer”), with respect to that certain Agreement of Purchase and Sale, dated as of October 7, 2004, between Seller and Buyer, as previously amended by that certain First Amendment dated as of November 8, 2004 and by letter agreements dated November 15, 2004, and November 18, 2004 (the “Agreement”); and with reference to the following:

R e c i t a l s

        A.     In the course of its investigation of the Property, Buyer determined that it would need to make certain unanticipated capital repairs after its purchase of the Property.

        B.     Buyer is prepared to proceed with the purchase of the Property, provided an adjustment is made to the Purchase Price on account of such repairs.

        C.     Pursuant to Section 7.2.2 of the Agreement, Buyer and Seller also wish to amend the Agreement to provide for a separate escrow for the purchase and sale of the Liquor Inventory.

        NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency hereof is hereby acknowledged, the parties hereto (the “Parties” and each sometimes a “Party”) do hereby act, agree and covenant as follows:

        1.    Definitions. Each capitalized term that is not otherwise defined in this Amendment shall have the meaning (if any) assigned to it in the Agreement, and the language of this Amendment shall otherwise be construed in like manner with the Agreement. Section 1 of the Agreement is amended to add the following defined terms:

1.1 Liquor Designee. "Liquor Designee" means DHR Indian Wells BEVCO, Inc., a California corporation, as Buyer's designee under the Agreement for the transfer of the Liquor License and the purchase of the Liquor Inventory.

1.2 Liquor Escrow. "Liquor Escrow" means an escrow with the Liquor Escrow Agent for the sale of the Liquor Inventory and compliance with the applicable Laws governing the transfer of Liquor Operations at the Hotel.

1.3 Liquor Escrow Agent. "Liquor Escrow Agent" means Business Title Escrow, Inc., 4311 Wilshire Boulevard, Suite 307, Los Angeles, California 90010 (Stephanie Hardie, Escrow Officer).

1.4Liquor Escrow Agreement. “Liquor Escrow Agreement” means an escrow agreement and instructions, substantively in the form attached hereto as Exhibit CC, among Liquor Designee, Liquor Licensee and Liquor Escrow Agent.

1.5Liquor Operations Price. “Liquor Operations Price” is $65,000, including the value of the Liquor Inventory and of the good will associated with the existing Liquor Operations.

        2.    Adjustment of Purchase Price. Section 3.1 of the Agreement is amended to read in full as follows:

3.1 Amount of Purchase Price. The Purchase Price shall be $28,700,000, minus the amount of the Liquor Operations Price, plus the lesser of (A) $100,000 or (B) the book value of any unissued food, beverage, retail spa and mini bar inventories as of the Closing Date. The net amount of the Purchase Price payable to Seller shall be subject to credits, prorations and other adjustments as provided in Sections 8 and 11.

Section 3.2 of the Agreement is amended to change the amount of Purchase Price allocated to Hotel Improvements to $21,814,015, and the amount allocated to FF&E to $3,260,985.

        3.    Change of Last Closing Date. Section 1.57 of the Agreement is amended to read in full as follows:

1.57 Last Closing Date. “Last Closing Date” means December 1, 2004, subject to extension as expressly permitted hereunder.

        4.    Separate Purchase and Sale of Liquor Inventory. The purchase and sale of the Liquor Inventory shall be closed separately from the purchase and the sale of the remainder of the Hotel assets, through the Liquor Escrow and pursuant to the Liquor Escrow Agreement. Promptly upon execution and delivery of this Amendment (and, in any event, prior to Closing), (A) Seller and Buyer shall respectively cause Liquor Licensee and Liquor Designee to open the Liquor Escrow and to execute and deliver the Liquor Escrow Agreement and the Notice of Intended Transfer of Retail Alcoholic Beverage License (ABC-227) and (B) Buyer shall cause Liquor Designee to make the required initial deposits of $5,000 cash and a $60,000 demand note into the Liquor Escrow and to execute and deliver the Statement re Consideration Deposited in Escrow on the applicable ABC form. Prior to Closing, Buyer shall cause the amount of the Liquor Operations Price (less the initial $5,000 cash deposit in the Liquor Escrow) to be deposited, in good funds, in Escrow and Buyer and Seller each instruct Escrow Agent, upon Closing, to disburse said $60,000 to the Liquor Escrow Agent, for deposit in the Liquor Escrow in replacement of Buyer’s demand note. The Liquor Escrow shall close at the time and in the manner specified in the Liquor Escrow Agreement; provided, however, that the Liquor Inventory shall be transferred to the Liquor Designee upon the later of Closing or the issuance of a temporary license for the Liquor Operations to Liquor Designee.

        5.    No Other Modification. Except as expressly amended hereby, the Agreement remains in full force and effect and unmodified.

        6.    Counterparts. This Amendment may be executed in any number of counterparts and by each Party on separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute but one and the same instrument.

        IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representative(s) to execute and deliver this Amendment as of the date first above written.

SELLER:	BUYER:
RESORT CALIFORNIA, LLC, a Delaware limited liability company	LOWE HOSPITALITY INVESTMENT PARTNERS, LLC, a Delaware
limited liability company
By: Marcus Hotels, Inc., its Member	By LHIP Manager, LLC, its manager
By: /s/ William J. Otto	By: /s/ Chad C. Christensen
Name: William J. Otto	Name: Chad C. Christensen
Title: President and C.O.O.	Title: Vice President